

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

December 6, 2017

Adrian Bartella
Chief Financial Officer
Hudson Ltd.
4 New Square, Bedfont Lakes
Feltham, Middlesex TW 14 8HA
United Kingdom

> **Re: Hudson Ltd.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Filed November 8, 2017**
> **File No. 377-01694**
> **Registration Statement on Form F-1**
> **Filed November 14, 2017**
> **File No. 333-221547**

Dear Mr. Bartella:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2017 letter.

Form F-1 Filed November 14, 2017

Unaudited Pro Forma Combined Financial Information, page 46

1. The introductory paragraph under this heading states that your financial statements are solely adjusted to give effect to the Reorganization Transactions. However, your pro forma adjustments appear to be adjusting your financial statements for additional transactions such as a recent debt agreement and your payment of transaction costs related to this offering. Please revise such that the introductory paragraph briefly describes all transactions for which you are adjusting. For the convenience of your

investors, please consider presenting the same adjustments to your statement of financial position here and in the "As Adjusted" column of your Capitalization table.

2. We note pro forma adjustment 1 related to the disposal of Dufry America Inc., which will occur prior to the completion of the offering. Given that Dufry America Inc. is not included in the combined financial statements of Hudson Group, please explain to us in more detail why you are reflecting Hudson Group's sale of Dufry America Inc. within these pro forma financial statements. In this regard, if Hudson Group is the legal parent of Dufry America Inc. and will receive cash for the sale of Dufry America Inc., please tell us how you determined it was appropriate to exclude Dufry America Inc. from the historical financial statements of Hudson Group. As part of your response, please clarify for us whether the historical financial statements of Hudson Group represent the legal entity Hudson Group and its subsidiaries or whether the historical financial statements of Hudson Group represent the combination of several legal entities that are not directly or indirectly owned by Hudson Group. If Hudson Group is a legal entity with subsidiaries, please also tell us whether it directly or indirectly owns any other subsidiaries that will not be contributed to Hudson Ltd.

3. Please refer to pro forma adjustment 3 and respond to the following comments:

   • Please tell us why you are presenting the pro forma income statement impact of the debt you borrowed to finance your acquisition of WDFG Vancouver LP from Dufry Group as though the loan had been incurred on January 1, 2016 but you are not presenting the operating results of the acquired business as though you had acquired it on January 1, 2016.

   • Please tell us why you appear to be presenting the pro forma income statement impact of a portion of the loan agreement that you entered into on August 1, 2017. If you are only including CAD $65.0 million in this pro forma adjustment because the remainder of the August 1, 2017 loan was non-interest bearing, please revise this pro forma adjustment to clearly state that to avoid confusion for your readers. Additionally, please tell us in detail how you are accounting for the non-interest bearing portion of this loan under the applicable IFRS guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the nine months ended September 30, 2017 and 2016, page 54

4. Please refer to your analysis of income tax benefit/expense on page 56. Please revise your disclosure to provide your investors with management's insight into why your effective tax rate significantly increased from 2016 to 2017.

<u>Combined Financial Statements of Hudson Group for the Three Years Ended December 31, 2016</u>

<u>Note 1. Corporate Information, page F-7</u>

5. We note your revisions in response to comment 6. As previously requested, please also disclose, if true, that Hudson Ltd. has no liabilities or contingencies prior to the Reorganization Transactions. If Hudson Ltd. has liabilities or contingencies, please tell us the nature and amount or range of amounts of such liabilities or contingencies, and explain to us in more detail how you considered these liabilities or contingencies when concluding that the financial statements of Hudson Ltd. did not need to be included in this Form F-1.

<u>Note 19.1.1 Impairment Test of Goodwill, page F-29</u>

6. We note your response to comment 7 along with your previous response to comment 24 in our letter dated September 27, 2017. Please respond to the following:

•   In your response to comment 24 in our letter dated September 27, 2017, you indicated that Hudson Group's only operating segment is the lowest level within Hudson Group at which goodwill is monitored for internal management purposes. Please explain to us in detail how management monitors your goodwill for internal management purposes.

•   You disclose on page 1 of your Form F-1 that you have a diversified portfolio of over 200 concession agreements. Noting that management identified each of these concession agreements as a CGU, please tell us in more detail how you concluded it was appropriate to aggregate these CGUs into a single group when allocating goodwill to your CGUs. To assist us in understanding your response, also describe to us how the individual CGUs are managed, including the nature of the information that is used to manage each CGU and the individuals responsible for managing the CGUs.

•   Please describe to us how management addresses differences in the CGUs while managing the business. For example, tell us whether there are any differences in how CGUs are managed based on the country or other geographic region in which they are located. If you do not believe there are any differences in the CGUs which would warrant differences in how the concession agreements are managed, explain this to us in detail.

7. To assist us in better understanding how you have applied IAS 36 to your particular circumstances, please tell us more about how you determined Hudson Group has a single operating segment.

•   We note the disclosure in Note 5 that your CODM is the Group Executive Committee, formerly the Divisional Committee of Dufry. Please tell us the title and describe the role of each individual who is part of this group CODM. Also tell us the title and describe the role of each individual who directly reports to this group

CODM. Please provide us with an organizational chart reflecting the members of the group CODM and the individuals who report to the group CODM to assist us in understanding your response.

- Please tell us the basis for determining the compensation for each individual who directly reports to the CODM. In doing so, clarify whether any portion of their compensation is based on any financial metrics or operating metrics below the consolidated level, or whether all compensation is based on consolidated results or a flat fee.

- Please tell us how often the group CODM meets to review operating results of the business. Describe to us any financial information the group CODM regularly reviews to prepare for these meetings and, if different, the financial information the group CODM regularly discusses during these meetings. If any financial information is provided to the CODM in more detail than the consolidated level, clearly describe the individual metrics provided and tell us the portion of the company for which this information is presented, such as by concession agreement or by geographic region.

- Please tell us whether any of the CODM's direct reports regularly attend the CODM meetings, or describe any other meetings or other communications that the CODM regularly holds with its direct reports in which it discusses financial information.

- Please describe to us the information regularly provided to the CODM and how frequently such information is prepared.

- Please describe to us the information regularly provided to the Board of Directors and how frequently such information is prepared.

- Please explain to us how budgets for Hudson Group are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget. Please also tell us whether budgets are prepared only on a consolidated basis or if they are also prepared by concession agreement, by airport, geographically or other basis.

- Please describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

- If not apparent from your response to our other comments, please tell us who is held accountable for the performance of each concession agreement and the title and role of the person to whom this individual reports.

Exhibit 5.1

8. Please have counsel revise the opinion of Conyers Dill & Pearman to remove subparagraphs (d), (g), and (i), since each of these subparagraphs contain assumptions

that undermines the legal conclusion stated in the opinion. Alternatively, provide us with your analysis as to why you believe such assumptions are appropriate. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for guidance.

Exhibit 8.2

9. We note that Exhibit 8.2 reflects Bermuda legal counsel's tax opinion and it refers readers to the tax consequences described in the prospectus. Please revise the discussion entitled "Bermudian Tax Considerations" to state that it constitutes counsel's opinion and identify counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

You may contact Yong Kim, Staff Accountant, at (202)551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202)551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202)551-6521 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John B. Meade, Davis Polk & Wardwell LLP